MAIL STOP 7010
									April 28, 2006
John Maguire
President
Irish Mag, Inc.
646 First Avenue South
St. Petersburg, Florida 33701

RE:	Irish Mag, Inc.
	Registration Statement on Form SB-2
	File No. 333-132119
	Filed April 6, 2006

Dear Mr. Maguire:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please number the pages of your prospectus.

2. Please file a marked copy of each amendment that clearly shows the changes you have made to your registration statement. See Rule
472(a) of Regulation C and Rule 310 of Regulation S-T.

Cover Page of the Prospectus

3. Please revise the total number of shares you state are being offered with this prospectus. The total number should be 2,350,000, not 1,350,000.

The Offering

4. We note your response to comment 3 of our March 23, 2006 letter.
However, please disclose the affiliated selling security holders will sell their shares at the fixed price of $1.00 per share for the duration of this offering. Because the offering by affiliated security holders may be deemed to be a sale by or on your behalf and because you may not do an at the market primary offering now or once listed on the OTCBB or securities exchange, please ensure that all shares, including those of affiliated selling shareholders, deemed part of your primary offering are priced for the duration of the offering. Also, please name these affiliated shareholders as underwriters.
5. Please clarify the statement we noted in prior comment 5 that "all shares offered in the secondary offering will terminate simultaneously with the primary offering date." If you mean that selling shareholders may sell their shares only while the company`s offering is continuing, please clarify.

Risk Factors

6. Because you do not appear to have made revisions in response to comment 8 of our March 23, 2006 letter, we reissue the comment. Please review your risk factors to ensure compliance with the guidance provided in "A Plain English Handbook - How to Create Clear
SEC Disclosure Documents," issued by the Office of Investor Education and Assistance, which is available on our website at www.sec.gov, and the updated version of Staff Legal Bulletin No. 7, dated June 7, 1999.

(9) Since We Are Selling up to 1,000,000 Shares of our Common
Stock
on a Self-Underwritten Basis . . .

7. Please revise the subheading of this section to accurately reflect the risk that you now describe. We note that you no longer discuss the lack of underwriter due diligence as a risk factor, pursuant to our earlier comment.

(14) Our Revenues Will Be Greatly Affected by the Price at Which
We
Can Sell Our Printing Products

8. We note your revisions to this risk factor; however, it remains generic and applicable to any business and industry. Please delete.

Use of Proceeds

9. It does not appear that you have responded fully to our prior comment 17. If Mr. Maguire is to receive proceeds of this offering via salary, wages, draw, commissions or otherwise, please disclose this here, including the amount of the proceeds that will be paid to him.

Dilution

10. We note your response to comment 18 of our March 23, 2006 letter.
You appear to have a footnote 3 to the column entitled Increase
Per
Share for Existing Shareholders; however, we cannot locate this footnote. Please advise.




Plan of Distribution

11. Please delete the statement that you will be selling to individuals who have "read fully our prospectus..."

12. Supplementally tells us what precipitated the article in the Tampa Bay Times and furnish a copy of the article for staff`s review.
What involvement did your officers and directors have in the publication of this information? We may have further comment.

13. We reissue comment 5 of our March 23, 2006 letter. The statement that management must not resell their shares until the primary offering is closed remains in the Resale Offering subsection of the
Plan of Distribution.  Please delete this statement.

Reports to Security Holders

14. Please revise to reflect that our address is 100 F Street, not 110 F Street.

Management`s Discussion and Analysis of Financial Condition

Our Business

15. The changes you made in response to comment 31 do not adequately support your presentation in the filing of anticipated revenues for your various markets. Please remove these projections from the filing. Refer to Item 10 of Regulation S-B.

16. Please disclose how much money you anticipate it will require to get your web site fully operational within thirty days after you have secured the necessary funds.

17. Please disclose the cost of internet advertising and search engine registry.

Marketing Plan

18. We are confused by your statement here that you will target the general public (non-business). You state in the Description of Business section and here that your specific target market is the commercial real estate market. Please discuss the services you will market to the general public or remove the reference.

Results of Operations For the Period Ended December 31, 2005

19. We reissue comment 38 of our March 23, 2006 letter. You do not appear to have amended your prospectus to discuss the reasons for the significant increase in revenue in 2005 versus 2004 other than to state that it was due to a change in your operations. Discuss items such as lower expenses, cost of sales, number of customers, and types of services (i.e., consulting and ancillary services) that may have contributed to this increase.
20. Please disclose how you decreased your expenses as a percentage of revenue and increased your net income in the past twelve months.

Liquidity and Capital Resources

21. We partially reissue comment 39 of our March 23, 2006 letter. It does not appear that you have disclosed the terms of the Amsouth Bank note outside of the financial statements. Please disclose the material terms and status of this note in this section as well as in the financial statements.

22. Please reconcile the apparent discrepancy between the statement here that the Board of Directors authorized the sale of common stock to sixty family and close friends of your officers and directors with the disclosure in Part II Item 26 that the Board authorized the issuance of fifty shares of common stock. Is the reference here to the number of shares authorized or did the Board designate the number of target investors?

Financial Statements for the Year Ended December 31, 2005

Note B - Significant Accounting Policies

Fixed Assets

23. We reissue comment 47, since you do not appear to have made the requested change. Please disclose the range of estimated useful lives for your vehicles in this footnote.

Income Taxes

24. We reissue comment 48, since you do not appear to have made the requested changes. Please provide the disclosures required by paragraphs 43 through 48 of SFAS 109, which include disclosures related to your deferred tax assets and liabilities, as well as your loss carryforwards. Regarding paragraph 48, for example, you have not disclosed the expiration dates of the loss carryforwards.

Note G - Subsequent Event

25. We reissue comment 50, since you do not appear to have made the requested change correctly. Please give retroactive effect to the stock split that occurred on February 15, 2006 and any other stock splits. This means changing your disclosures throughout the filing, such as the Dilution section and Recent Sales of Unregistered Securities section, to consistently use post-split shares and post-split purchase price per share information for disclosing all of your share activity. This also means changing your earnings per share information throughout the filing to give retroactive effect to the stock split. The number of authorized, issued and outstanding shares on your balance sheet and the rollforward of share activity in your statements of changes in stockholder`s equity also need to give retroactive effect to the stock split. This applies to both your 2005 and your 2004 financial statements. Refer to SAB Topic 4:C.

Consent of Independent Registered Public Accounting Firm

26. Please make arrangements to have the auditor revise his consent to refer to the Form SB-2, as amended. Please also ensure that the auditor also refers to the Interest of Named Experts and Counsel caption, along with the Experts caption already referenced.

Closing Comments

      Please contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or Rufus Decker, Accounting Branch Chief, at (202) 3769 if you have questions regarding comments on the financial statements and related matters. Please contact Craig Slivka, Staff Attorney, at
(202) 555-3729 with any other questions.

      Sincerely,


  								Pamela A. Long
  								Assistant Director

CC:  	Diane J. Harrison, Esq.
	(727) 368-4448
John Maguire
Irish Mag, Inc.
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE